Exhibit 99(a)(1)(G)

Repurchase Offer Calendar

4Q 2022

Status	Closed

Link to Documents	N/A

Commencement Date	12/1/ 2022

Expiration Date (By 7:00PM ET)	12/30/2022

Anticipated Payment Date	1/31/2023

Repurchase Price	TBD

Subject to the discretion of our board of directors, we intend to commence quarterly repurchase offers pursuant a share repurchase program. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying limitations on the number of shares to be repurchased on a per class basis.

Repurchase Process

Please ensure you carefully read the Offer materials, which include the Offer to Purchase, the related Letter of Transmittal & any amendments or supplements.

Step 1

Download the tender authorization form from the link in the above table.

Please note, authorization forms from prior tender offers will not be accepted.

Step 2

•	Complete sections 1-4, including signing and dating the form. Please ensure you work directly with your financial professional to ensure the correct forms and steps are followed for processing.

•

Custodial held accounts will need to submit forms through the corresponding custodian. Please note there might be additional internal paperwork required by the custodian as well as internal processing times.

Step 3

Submit paperwork to your financial professional or directly to the tender agent for processing at the instructions below.

How to Submit Repurchase Paperwork

Once the above steps are completed, send to:

DST Systems Inc.

Attention: Owl Rock Technology Income Corp.

Email: OwlRock.tender@dstsystems.com

Regular Mail: P.O. Box 219398, Kansas City, MO 64121-9398

Overnight Mail: 430 W 7th Street, Suite 219398, Kansas City, MO 64105

Frequently Asked Questions

Do I need to take any action if I decide not to participate in the repurchase offer?

No

Does the Fund have industry registered CUSIPS?

Yes, ORTIC has a registered CUSIP for each share class:

•	Class S - 69120R100

•	Class D - 69120R209

•	Class I - 69120R308

Please note that some custodians might utilize their own internal identifier for these funds.

When can an investor participate in a repurchase offer?

ORTIC plans to offer quarterly liquidity through a tender offer, but please note that this is not always guaranteed. Once a tender offer is announced, the requisite documents will be filed with the SEC and hard copy versions are mailed directly to investors. The repurchase materials will identify those shareholders of record that are eligible to participate in each Offer.

I’ve submitted a repurchase request, can I withdraw that request before the deadline?

A shareholder may withdraw his or her repurchase request by completing the Notice of Withdrawal and submitting that to ServiceDesk@blueowl.com prior to the expiration of the offer.

If my repurchase request has been accepted, will I be notified?

Shareholders that participate in the Offer and whose Shares have been accepted, should expect to receive an Acceptance Letter mailed to them within five business days following the expiration of the Offer.

How will proceeds be sent to shareholders participating in the tender offer?

Payment for properly tendered Shares (which are not timely withdrawn) will be made in the form of a non-interest bearing, non-transferrable, and non-negotiable promissory note (“Note”) promptly following expiration of the Offer. ORTIC will effect payment for each Note in cash promptly after the determination of the net offering price per Share for each Class of Common Stock as of the most recent quarter end.

How is the share repurchase price determined?

The share repurchase price is based on the NAV per share as of the most recent quarter end for each respective share class.

Will repurchases be prorated and how is it calculated?

Our obligation to accept for payment and pay for the Shares in the Offer is subject to a number of conditions that must be satisfied or waived (to the extent permitted by law) on or prior to the expiration of the Offer. If the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn).

What happens to my request if repurchases are prorated?

In the event that repurchases are prorated, any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.

What happens if my request was deemed “not in good order” and has not been “cured” by the repurchase deadline?

The request will not be considered for the offer. Any unsatisfied requests must be resubmitted at the beginning of the next quarterly repurchase window.

Will I receive my dividend scheduled to pay in the month following the expiration of the repurchase offer?

Holders who tender Shares into the Offer will not receive any dividend payments in the following month for any Shares that are repurchased in the Offer, unless the Offer is extended beyond the record date for this dividend.

Is my sale of Shares in the Offer a taxable transaction?

For most shareholders, yes. We anticipate that U.S. Shareholders (defined in Section 13 of the Offer to Purchase) other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes generally equal to the difference between the proceeds they receive for the Shares sold and their adjusted tax basis in the Shares. The sale date for tax purposes will be the date we accept Shares for purchase. Please consult your tax advisor for details regarding your specific tax treatment and obligations.

Still have questions?

Contact the Blue Owl Service Desk by emailing ServiceDesk@blueowl.com